BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110
January 13, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust Proxy/Registration Statement on Form N-14 (File Nos. 333-178469)
Ladies and Gentlemen:
     This letter is to respond to comments we received from Ms. Kathy Churko and Mr. John Grzeskiewicz of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding the proxy/registration statement on Form N-14 (the “Registration Statement”) filed by Goldman Sachs Trust (the “Registrant”) relating to the proposed reorganization (the “Reorganization”) of Rising Dividend Growth Fund (the “Target Fund”) into Goldman Sachs Rising Dividend Growth Fund (the “Acquiring Fund”). Following are the Staff’s comments and the Registrant’s responses thereto:
A. General Comment
1. Comment:	The Staff asked that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.
B. Comments Received From Ms. Churko
I. Comments Applicable to Fee Table and Expense Example
1. Comment:	The Staff noted that the introduction to the fee table states that the fees and expenses for the Acquiring Fund have been estimated using the Acquiring Fund’s proposed fees and estimated expenses “assuming the Reorganization occurred on September 30, 2011.” The Staff noted that the reference to “September 30, 2011” in the above statement should be replaced with “October 1, 2010.”

Response:	The Registrant has revised the disclosure to address the Staff’s request.

2. Comment:	The Staff noted that the maximum sales charge for Class A shares of the Acquiring Fund is shown as “None” in the portion of the fee table comparing the fees and expenses of Class C shares of the Target Fund to Class A shares of the Acquiring Fund. The Staff requested that the Registrant revise the fee table to reflect that the maximum sales charge for Class A shares of the Acquiring Fund is 5.50%.

Response:	The Registrant has revised the disclosure to address the Staff’s request.

3. Comment:	The Staff requested that the Registrant disclose in a footnote to the fee table that additional purchases of Class A shares of the Acquiring Fund by former Class C shareholders following the completion of the Reorganization will be subject to the sales load applicable to purchases of Class A shares.

Response:	The Registrant has added disclosure to address the Staff’s request.

4. Comment:	The Staff noted that the fee table indicates that while the Target Fund has Acquired Fund Fees and Expenses of 0.01%, the Acquired Fund Fees and Expenses of the Acquiring Fund are estimated not to exceed 0.01%. The Staff requested that the Registrant confirm that the presentation of Acquired Fund Fees and Expenses in the fee table is correct, and to clarify Footnote 7 to the Fee Table to state that the Acquired Fund Fees and Expenses of the Acquiring Fund are estimated to be less than 0.01%.

Response:	The Registrant confirms that the presentation of Acquired Fund Fees and Expenses in the fee table is correct. The Registrant has revised Footnote 7 to the Fee Table to clarify that the Acquired Fund Fees and Expenses of the Acquiring Fund are estimated to be less than 0.01%.

5. Comment:	The Staff noted that Footnote 4 to the fee table states that the investment adviser to the Target Fund may recapture fees waived or expenses paid within a three year period. The Staff requested that the Registrant confirm in its response that the Target Fund’s investment adviser’s fee recapture arrangement will terminate in connection with the Reorganization. The Staff also requested that the Registrant confirm in its response that the Acquiring Fund’s investment adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses from prior fiscal years.

Response:	The Registrant confirms that the Target Fund’s investment adviser’s fee recapture arrangement will terminate in connection with the Reorganization. In addition, the Registrant confirms that the Acquiring Fund’s investment adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses from prior fiscal years.

6. Comment:	The Staff noted the exclusions of certain fees from the expense limit arrangement applicable to the Acquiring Fund described in Footnote 8 to the Fee Table, and requested that the Registrant explain in its response what categories of expenses are subject to such expense limit arrangement.

Response:	The Registrant notes that ordinary operating expenses including custody and accounting fees, registration fees, legal and audit fees, trustees fees, and printing and mailing of shareholder reports are subject to the expense limit arrangement described in Footnote 8 to the Fee Table.

7. Comment:	The Staff requested that the Registrant explain in its response why the expenses of the Target Fund reflected in the fee table in the Target Fund’s current prospectus are different from the expenses of the Target Fund reflected in the fee table in the N-14.

Response:	The Registrant notes that the expenses of the Target Fund reflected in the fee table in the Target Fund’s current prospectus are based on the Target Fund’s fiscal year ended September 30, 2010, whereas the expenses of the Target Fund reflected in the fee table in the N-14 are based on the Target Fund’s fiscal year ended September 30, 2011.
III. Comments Applicable to “Reasons for the Proposed Reorganization”
1. Comment:	The Staff requested that the Registrant revise the description of the Acquiring Fund’s expense limit arrangement in Paragraph Fifth to make such description consistent with Footnote 8 to the Fee Table.

Response:	The Registrant has revised the disclosure to address the Staff’s request.

2. Comment:	The Staff requested that the Registrant disclose whether the Board of Trustees of the Target Fund considered that additional purchases of Class A shares of the Acquiring Fund by former Class C shareholders following the completion of the Reorganization will be subject to the sales load applicable to purchases of Class A shares.

Response:	The Registrant has added disclosure to address the Staff’s request.
IV. Comment Applicable to “Other Important Information Concerning the Reorganization”
1. Comment:	The Staff noted that the Registrant states that “although it is not currently anticipated, it is possible that there may be dispositions of some of the portfolio securities” of the Acquiring Fund following the Reorganization. The Staff requested that the Registrant indicate affirmatively whether it will be necessary to dispose of Target Fund portfolio securities to effect the Reorganization, and, to provide the approximate amount of capital gains/share that would be realized in connection with any such dispositions.

Response:	The Registrant has added disclosure to address the Staff’s request.
V. Comment Applicable to “Capitalization”
1. Comment:	In accordance with Regulation S-X and Item 14 of Form N-14, the Staff requested that the Registrant revise the capitalization table as of a date within 30 days prior to the filing of the Registration Statement. The Staff also requested that the Registrant confirm in its response that it reviewed the net assets of the Target Fund and the Acquiring Fund within 30 days prior to the date of the filing of the Registration Statement and confirmed that pro forma financial statements were not required.

Response:	The Registrant has revised the capitalization table as of a date within 30 days prior to the filing of the Registration Statement. The Registrant confirms that it reviewed the net assets of the Target Fund and the Acquiring Fund within 30 days prior to the date of the filing of the Registration Statement and confirmed that pro forma financial statements were not required.

C. Comments Received from Mr. Grzeskiewicz
I. Comment Applicable to Sections Titled “Why Do Your Fund’s Trustees Recommend the Reorganization” and “Will GSAM and DGA Benefit from the Reorganization”
1. Comment:	The Staff requested that the Registrant expand the disclosure to clarify that in approving the Reorganization, the Board of Trustees of each Fund considered that the Target Fund’s investment adviser and the Acquiring Fund’s investment adviser would benefit from the Reorganization. The Staff also requested that the Registrant clarify how the Acquiring Fund’s investment adviser may benefit from the Reorganization.

Response:	The Registrant has added disclosure to address the Staff’s request.
II. Comments Applicable to Section Titled “The Funds” Fees and Expenses
1. Comment:	The Staff noted that Footnote 1 to the fee table states that although purchases of $1,000,000 or more of Class A shares of the Target Fund are not subject to an up-front sales charge, a 1.00% contingent deferred sales charge will be assessed when such shares are sold within twelve months of their acquisition. The Staff requested that the Registrant explain in its response why such contingent deferred sales charge is not presented in the body of the fee table.

Response:	The Registrant notes that the disclosure of the Target Fund Class A shares contingent deferred sales charge provision is presented so as to facilitate comparison with the similar contingent deferred sales charge provision applicable to Acquiring Fund Class A shares. The Registrant also notes that each Fund’s Class A shares contingent deferred sales charge applies only to a limited number of investors, i.e., those investors for whom no up-front sales charge is payable because they have purchased $1,000,000 or more of Class A shares, but who then sell such shares within twelve months of acquisition. Accordingly, the Registrant believes that it is most useful to shareholders for the Target Fund Class A shares contingent deferred sales charge to be presented in Footnote 1 rather than in the body of the fee table.

2. Comment:	The Staff requested that the Registrant confirm that the Acquiring Fund’s expense limit arrangement will extend at least one year from the closing date of the Reorganization.

Response:	The Registrant confirms that the Acquiring Fund’s expense limit arrangement will extend at least one year from the closing date of the Reorganization.

3. Comment:	The Staff requested that, if applicable, the Registrant clarify that Acquired Fund Fees and Expenses are excluded from the Acquiring Fund’s expense limit arrangement.

Response:	The Registrant notes that, as discussed above, Acquired Fund Fees and Expenses of the Acquiring Fund are estimated to be less than 0.01% and, accordingly, are not addressed in the Footnote discussing the Acquiring Fund’s expense limit arrangement.
III. Comment Applicable to Section Titled “Classes of Shares, Fees and Expenses”
1. Comment:	The Staff requested that the Registrant revise the discussion of the Acquiring Fund’s expense limit arrangement to clarify that such expense limit arrangement as described in such discussion applies to each class of shares of the Acquiring Fund. The Staff noted

that the Registrant also may wish to consider revising the discussion to clarify that the Acquiring Fund’s investment adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses from prior fiscal years.

Response:	The Registrant has added disclosure to address the Staff’s request.
IV. Comment Applicable to Section Titled “Reasons for the Proposed Reorganization”
1. Comment:	The Staff noted that the Registrant may wish to consider disclosing if the Board of Trustees of the Target Fund considered alternative transactions, such as hiring a different investment adviser for the Target Fund, and, if not, why not.

Response:	The Registrant has added disclosure to address the Staff’s request.

2. Comment:	The Staff requested that the Registrant revise paragraph “Fifth” to make clearer for the reader the comparison of net expenses of the Acquiring Fund and the Target Fund set forth in such paragraph.

Response:	The Registrant has revised the disclosure referenced by the Staff to address the Staff’s request.
V. Comment Applicable to the Statement of Additional Information
1. Comment:	The Staff noted the “Potential Conflicts of Interest” disclosure in the Statement of Additional Information and requested that the Registrant explain in its response the purpose of such disclosure.

Response:	The Registrant notes that the disclosure referenced by the Staff addresses material conflicts of interest that may arise in connection with the management of funds within the Goldman Sachs family of funds, in accordance with Item 20(a)(4) of Form N-1A, and is consistent with Goldman Sachs Trust disclosure previously reviewed by the Staff. The Registrant believes such disclosure is relevant to investors in the Fund.
     Please call the undersigned at (617) 951-8458 or Barry Hurwitz at (617) 951-8267 with any questions.
Sincerely,
/s/ Jeremy Kantrowitz
Jeremy Kantrowitz

cc:	Peter V. Bonanno, Esq. Robert Griffith, Esq. Andrew C. Murphy, Esq.

Exhibit A
Goldman Sachs Trust
71 South Wacker Drive
Chicago, Illinois 60606
January 13, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust Proxy/Registration Statement on Form N-14 (File Nos. 333-178469)
Ladies and Gentlemen:
     In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the proxy/registration statement on Form N-14 filed with the Securities and Exchange Commission on December 13, 2011 by Goldman Sachs Trust (the “Registrant”) relating to the proposed reorganization of Rising Dividend Growth Fund into Goldman Sachs Rising Dividend Growth Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Goldman Sachs Trust
By:	/s/ Peter V. Bonanno

	Name:	Peter V. Bonanno
	Title:	Secretary